As filed with the Securities and Exchange Commission on June 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from   to

Commission File

No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules as of and for the year ended December 31, 2008

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)	9

Schedule H, Line 4a – Schedule of Non-exempt Transactions	10

Signature	11

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2008 and 2007, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The information in the supplemental schedules, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2009

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Assets:
Investments, at fair value	$117,713,637	$160,378,004

Participant loans	1,769,422	1,419,933

Assets held for investment purposes	119,483,059	161,797,937

Net assets available for benefits	$119,483,059	$161,797,937

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2008	2007
Additions to net assets attributed to:
Investment income:
Dividends and interest	$4,102,360	$9,972,737
Net realized and unrealized appreciation (depreciation) in fair value of investments	(54,044,983)	5,384,670

	(49,942,623)	15,357,407
Contributions:
Participants'	17,376,407	18,449,991
Employer's	3,320,965	3,127,569

	20,697,372	21,577,560

Total additions (subtractions)	(29,245,251)	36,934,967

Deductions from net assets attributed to:
Withdrawals and distributions	13,130,916	9,533,415
Administrative expenses	13,478	14,620

Total deductions	13,144,394	9,548,035

Net increase (decrease) prior to transfers	(42,389,645)	27,386,932

Transfer of assets to the Plan	74,767	266,828

Net increase (decrease) in net assets	(42,314,878)	27,653,760

Net assets available for benefits:
Beginning of year	161,797,937	134,144,177

End of year	$119,483,059	$161,797,937

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees.  The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2008 and 2007, the Company acquired several companies that sponsored a 401(K) plan. Each of the plans sponsored by these companies was resolved to be terminated and each of the employees hired by the Company was made eligible to participate in the Plan and rollover existing balances from the former plan to the Plan.  Participant loans of acquired 401(K) plans that have been assumed by the Plan have been presented as a transfer to the Plan on the Statement of Changes in Net Assets.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2002.  The Plan has applied for, but not yet received, an updated favorable determination letter.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - FAIR VALUE DISCLOSURES

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2008:

	Investment Assets at Fair Value as of December 31, 2008
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Common stock	$13,336,153	$-	$-	$13,336,153
Mutual funds	104,377,484	-	-	104,377,484
Participant loans	-	-	1,769,422	1,769,422
Total investments	$117,713,637	$-	$1,769,422	$119,483,059

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Year Ended December 31, 2008

Participant loans

Balance, beginning of year	$1,419,933
Realized gains/(losses)	-

Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	349,489
Balance, end of year	$1,769,422

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2008 and 2007 was as follows:

Date	Number of shares	Fair value	Cost

2008	616,962	$13,336,153	$7,846,903
2007	605,251	$18,305,293	$6,768,254

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2008 and 2007, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year.  Contributions for the years ended December 31, 2008 and 2007 were approximately $3,321,000 and $3,128,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any.  Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant's balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2008 carry interest rates ranging from 4% to 9.5%.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2008	2007

Pimco Total Return Fund	$7,909,945	$5,001,222
Trimble Navigation Limited Common Stock	13,336,153	18,305,293
Fidelity Magellan Fund	3,849,522	8,587,248
Fidelity Contra Fund	14,900,902	24,627,167
Fidelity Balanced Fund	10,230,094	15,419,032
Fidelity Diversified International Fund	9,303,287	17,931,815
Fidelity Dividend Growth Fund	4,809,398	8,757,854
Fidelity Retirement Money Market Fund	25,800,537	19,598,445
Other funds individually less than 5% of net assets	29,343,221	43,569,861

Assets held for investment purposes	$119,483,059	$161,797,937

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2008	2007

Common stock	$(4,807,706)	$2,769,183
Mutual funds	(49,237,277)	2,615,487

	$(54,044,983)	$5,384,670

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001

December 31, 2008

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	PIMCO Total Return Fund	Mutual Fund	$7,909,945
	WFA Common Stock Z Fund	Mutual Fund	2,216,295
	Weitz Partners Value Fund	Mutual Fund	2,116,744
	Vanguard Target Retirement Fund 2005	Mutual Fund	208,012
	Vanguard Target Retirement Fund 2010	Mutual Fund	117,701
	Vanguard Target Retirement Fund 2015	Mutual Fund	710,669
	Vanguard Target Retirement Fund 2020	Mutual Fund	935,298
	Vanguard Target Retirement Fund 2025	Mutual Fund	431,937
	Vanguard Target Retirement Fund 2030	Mutual Fund	221,094
	Vanguard Target Retirement Fund 2035	Mutual Fund	469,143
	Vanguard Target Retirement Fund 2040	Mutual Fund	232,011
	Vanguard Target Retirement Fund 2045	Mutual Fund	314,527
	Vanguard Target Retirement Fund 2050	Mutual Fund	124,454
	Vanguard Target Retirement Inc Fund	Mutual Fund	67
*	Fidelity Fund	Mutual Fund	1,242,799
*	Fidelity Magellan Fund	Mutual Fund	3,849,522
*	Fidelity Contra Fund	Mutual Fund	14,900,902
*	Fidelity Balanced Fund	Mutual Fund	10,230,094
*	Fidelity Equity Income II Fund	Mutual Fund	2,531,951
*	Fidelity Aggressive Growth Fund	Mutual Fund	3,191,581
*	Fidelity Diversified International Fund	Mutual Fund	9,303,287
*	Fidelity Dividend Growth Fund	Mutual Fund	4,809,398
*	Fidelity Retirement Money Market Fund	Mutual Fund	25,800,539
*	Fidelity Low Price Stock Fund	Mutual Fund	4,662,321
*	Fidelity Capital Appreciation Fund	Mutual Fund	3,821,022
*	Spartan US Equity Index Fund	Mutual Fund	3,653,761
*	Royce PA Mutual Investment	Mutual Fund	372,410
*	Trimble Navigation Limited	Common Stock	13,336,153
*	Participant loans	Interest rates ranging from 4% to 9.5%	1,769,422

		Total	$119,483,059

*	Party-in-interest

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a – Schedule of Non-exempt Transactions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2008

Identity of party involved	Relationship	Description	Amount
Trimble Navigation Limited	Plan Sponsor	Delinquent contributions and loan repayments (2007)	$69

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 23, 2009

By:	/s/ STEVEN W. BERGLUND
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the
Trimble Navigation Savings and
Retirement Plan